SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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Money Market Obligations Trust

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Filed by: Money Market Obligations Trust

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: Fifth Third Prime Money Market Fund, Fifth Third Institutional Money Market Fund, Fifth Third Institutional Government Money Market Fund and Fifth Third U.S. Treasury Money Market Fund, each portfolios of Fifth Third Funds.

Subject Company Commission File No. 811-05669

MUTUAL FUND PROXY FACT SHEET FOR:
FIFTH THIRD FUNDS (FEDERATED - REORGANIZATION)

SPECIAL MEETING IMPORTANT DATES		SPECIAL MEETING LOCATION
Record Date	JULY 9, 2012	OFFICES OF FIFTH THIRD ASSET MANAGEMENT, INC.
Mailing Date	JULY 27, 2012	511 WALNUT STREET
Meeting Date	SEPTEMBER 5, 2012 @ 10:00 AM EST	CINCINNATI, OHIO 45202
ADDITIONAL INFORMATION		CONTACT INFORMATION
Ticker Symbol	SEE BELOW	Inbound Line	1-866-530-8623

What are shareholders being asked to vote on?

1.	Fifth Third Prime Money Market Fund: to approve or disapprove an Agreement and Plan of Reorganization pursuant to which Federated Prime Value Obligations Fund, a portfolio of Money Market Obligations Trust, would acquire all or substantially all of the assets of Fifth Third Prime Money Market Fund in exchange for Service Shares of Federated Prime Value Obligations Fund to be distributed pro rata by Fifth Third Prime Money Market Fund to its shareholders of Class A Shares, Class B Shares, Class C Shares and Institutional Shares, in complete liquidation, dissolution and termination of Fifth Third Prime Money Market Fund;
2.	Fifth Third Institutional Money Market Fund: to approve or disapprove an Agreement and Plan of Reorganization pursuant to which Federated Prime Cash Obligations Fund, a portfolio of Money Market Obligations Trust, would acquire all or substantially all of the assets of Fifth Third Institutional Money Market Fund in exchange for Institutional Shares of Federated Prime Cash Obligations Fund to be distributed pro rata by Fifth Third Institutional Money Market Fund to its shareholders of Institutional Shares and Select Shares, for Capital Shares of Federated Prime Cash Obligations Fund to be distributed pro rata by Fifth Third Institutional Money Market Fund to its shareholders of Preferred Shares, and for Service Shares of Federated Prime Cash Obligations Fund to be distributed pro rata by Fifth Third Institutional Money Market Fund to its shareholders of Trust Shares, in complete liquidation, dissolution and termination of Fifth Third Institutional Money Market Fund;
3.	Fifth Third Institutional Government Money Market Fund: to approve or disapprove an Agreement and Plan of Reorganization pursuant to which Federated Government Obligations Fund, a portfolio of Money Market Obligations Trust, would acquire all or substantially all of the assets of Fifth Third Institutional Government Money Market Fund in exchange for Institutional Shares of Federated Government Obligations Fund to be distributed pro rata by Fifth Third Institutional Government Money Market Fund to its shareholders of Institutional Shares and Select Shares, for Capital Shares of Federated Government Obligations Fund to be distributed pro rata by Fifth Third Institutional Government Money Market Fund to its shareholders of Preferred Shares, and for Service Shares of Federated Government Obligations Fund to be distributed pro rata by Fifth Third Institutional Government Money Market Fund to its shareholders of Trust Shares, in complete liquidation, dissolution and termination of Fifth Third Institutional Government Money Market Fund;
4.	Fifth Third U.S. Treasury Money Market Fund: to approve or disapprove an Agreement and Plan of Reorganization pursuant to which Federated Treasury Obligations Fund, a portfolio of Money Market Obligations Trust, would acquire all or substantially all of the assets of Fifth Third U.S. Treasury Money Market Fund in exchange for Institutional Shares of Federated Treasury Obligations Fund to be distributed pro rata by Fifth Third U.S. Treasury Money Market Fund to its shareholders of Institutional Shares and Select Shares, for Capital Shares of Federated Treasury Obligations Fund to be distributed pro rata by Fifth Third U.S. Treasury Money Market Fund to its shareholders of Preferred Shares, and for Service Shares of Federated Treasury Obligations Fund to be distributed pro rata by Fifth Third U.S. Treasury Money Market Fund to its shareholders of Trust Shares, in complete liquidation, dissolution and termination of Fifth Third U.S. Treasury Money Market Fund;

THE BOARD OF TRUSTEES RECOMMENDS A VOTE “FOR” EACH PROPOSAL

PROPOSAL 1-4:

Why are shareholders being asked to approve the proposed Agreements and Plans of Reorganization proposals?

The Board met with representatives from the Fifth Third Adviser and Fifth Third Bank to discuss Fifth Third Adviser’s intent to exit the mutual fund advisory, administration and fund accounting business in light of the Bank’s determination that the Fifth Third Funds no longer fit the Bank’s long-term strategic plan. The Fifth Third Funds Board also considered that the Bank had engaged an investment banker to help identify parties interested in acquiring Fifth Third Adviser’s interest in managing the Fifth Third Funds. As a result of its search, the Fifth Third Adviser ultimately recommended to the Fifth Third Funds Board the Reorganizations of the Fifth Third Funds into the Federated Funds.

How will the proposed Reorganizations benefit shareholders?

Shareholders of each Fifth Third Fund the opportunity to:

1.	Continue to pursue a similar investment opportunity through a tax-free combination of the Fifth Third Fund with a comparable portfolio in another fund group;
2.	Become part of a larger and more diverse family of mutual funds;
3.	Invest in a larger combined fund with increased long-term growth prospects, which could potentially use the increased asset size to achieve greater portfolio diversification and spread fixed costs over a larger asset base; and
4.	Invest in a family of mutual funds managed by an investment adviser that has extensive investment management resources and money market fund management experience.

Will the value of shareholder’s investments change as a result of the proposed Reorganization?

Each owner of shares of a Fifth Third Fund will become the owner of shares of the corresponding Federated Fund having a total net asset value equal to the total net asset value of his or her holdings in the applicable Fifth Third Fund on the date of the Reorganizations.

Will fees/expenses increase as a result of the proposed Reorganization?

The Board was provided with Board materials that indicated that both the stated gross and net expense ratios of each class of each Federated Fund were lower than the stated gross and net expense ratios of each corresponding class of each corresponding Fifth Third Fund. The Board noted that shareholders of the Fifth Third Funds may benefit from the lower management fees on the Federated Funds and lower stated overall expense ratios on the Federated Funds.

Will the investment objectives and strategies change as a result of the proposed Reorganization?

The investment objectives, restrictions and policies of each Fifth Third Fund are similar to those of the corresponding Federated Fund. The Reorganizations would permit shareholders of each Fifth Third Fund the opportunity to pursue similar investment goals in a larger Federated Fund.

Why has the Board of Trustees recommended Federated Funds to become the Funds’ Manager if the Reorganization is approved?

The Board of Trustees has recommended Federated Funds to serve as the Funds’ new Manager because, amongst other things:

•	The performance of the Federated Funds, historically, has generally been competitive with and comparable to (or for various periods better than) the performance of the Fifth Third Funds.
•	The Federated Adviser’s investment management resources, money market fund management experience and commitment to its mutual fund business.
•	The Federated Adviser has voluntarily agreed that it, and its affiliates, will not terminate or increase the existing fee limits on the applicable Federated Funds without Federated Fund Board approval for one year following the effective date of this Prospectus/Proxy Statement.

What will happen to the rest of the Fifth Third Funds / will all Fifth Third Funds be liquidated?

Fifth Third Asset Management, Inc. and Fifth Third Financial Corporation have agreed to sell their interest in management of the Trust. In connection with the sale, Fifth Third Asset Management proposed to the Trust’s Board of Trustees that the Fifth Third money market funds be reorganized into certain existing money market funds managed by Federated Investors, Inc. and certain Fifth Third stock and bond funds be reorganized into certain existing and new mutual funds managed by Touchstone Advisors, Inc. In addition, Fifth Third Asset Management proposed that certain Fifth Third Funds be liquidated.

Who will bear the costs of the liquidation?

The Bank’s and Fifth Third Adviser’s agreement to bear the direct costs associated with the Reorganizations, including proxy statement and shareholder solicitation costs, legal costs and costs of tail insurance coverage for the independent Trustees. Costs borne by the Fifth Third Funds may only include transaction expenses associated with the sale and purchase of portfolio securities to the extent that any disposition of portfolio securities is required in connection with the Reorganizations.

Will there be tax consequences to shareholders as a result of the liquidation?

The Reorganizations are expected to be tax-free reorganizations under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

What will happen if shareholders of a fund do not approve the proposed reorganization?

If shareholders of a Fifth Third Fund fail to approve Reorganization, such Fifth Third Fund will not be reorganized and the Fifth Third Fund Board of Trustees will consider other alternatives for such Fifth Third Fund. The consummation of one Reorganization is not dependent on the consummation of any other Reorganization.

Do you have any information regarding Federated?

The Federated Funds Advisers and other subsidiaries of Federated advise approximately 134 equity, fixed income, and money market mutual funds as well as a variety of other pooled investment vehicles, private investment companies, and customized separately managed accounts (including non-U.S/offshore funds), which totaled approximately $369.7 billion in assets as of March 31, 2012. Federated was established in 1955 and is one of the largest investment managers in the United States with approximately 1,352 employees. Federated provides investment products to approximately 4,743 investment professionals and institutions.

THE BOARD OF TRUSTEES RECOMMENDS A VOTE “FOR” PROPOSALS 1 - 4

What was included in the proxy package?

Included in the proxy package were a Notice of Special Meeting, Proxy Statement, respective prospectus and Proxy Ballot.

Is there a number to contact the Fund regarding non-proxy related questions?

1-800-282-5706.

INTERNET: Log on to the website provided on your proxy card and make sure to have your proxy card available when you plan to vote your shares.

TOUCHTONE:	To cast your vote by phone, dial the toll-free number on your proxy card make sure to have your proxy card available when you plan to vote your shares.
MAIL:	Simply sign, date, and complete the reverse side of your proxy card and return it in the postage paid envelope provided.

IN PERSON: All shareholders as of the record date may attend the Special Meeting.

PROXY MATERIALS AVAILABLE ONLINE AT: https://www.proxyonline.com/docs/fifththirdfundsfederated.pdf.

A prospectus/proxy statement with respect to the proposed transaction has been mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents are available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.

NAME OF FUND	CUSIP	CLASS
INSTITUTIONAL GOVERNMENT MONEY MARKET FUND	99FTFKGD8	Institutional Government INST Class
INSTITUTIONAL GOVERNMENT MONEY MARKET FUND	31678R502	Institutional Government INST Class
INSTITUTIONAL GOVERNMENT MONEY MARKET FUND	99FTFGVN8	Institutional Government INST Class
INSTITUTIONAL GOVERNMENT MONEY MARKET FUND	99FTFKGN6	Institutional Government INST Class
INSTITUTIONAL GOVERNMENT MONEY MARKET FUND	99FTIGPD4	Institutional Government Preferred Class
INSTITUTIONAL GOVERNMENT MONEY MARKET FUND	31678S708	Institutional Government Preferred Class
INSTITUTIONAL GOVERNMENT MONEY MARKET FUND	99FTIGPN2	Institutional Government Preferred Class
INSTITUTIONAL GOVERNMENT MONEY MARKET FUND	99FTIGSD1	Institutional Government Select Class
INSTITUTIONAL GOVERNMENT MONEY MARKET FUND	31678S815	Institutional Government Select Class
INSTITUTIONAL GOVERNMENT MONEY MARKET FUND	99FTIGSN9	Institutional Government Select Class
INSTITUTIONAL GOVERNMENT MONEY MARKET FUND	99FTOGSN2	Institutional Government Select Class
INSTITUTIONAL GOVERNMENT MONEY MARKET FUND	99FTIGTD0	Institutional Government Trust Class
INSTITUTIONAL GOVERNMENT MONEY MARKET FUND	31678S609	Institutional Government Trust Class
INSTITUTIONAL GOVERNMENT MONEY MARKET FUND	99FTIGTN8	Institutional Government Trust Class
INSTITUTIONAL MONEY MARKET FUND	99FTFLSD3	Institutional MMF INST Class
INSTITUTIONAL MONEY MARKET FUND	99FTINSD6	Institutional MMF INST Class
INSTITUTIONAL MONEY MARKET FUND	31678R700	Institutional MMF INST Class
INSTITUTIONAL MONEY MARKET FUND	490563582	Institutional MMF INST Class
INSTITUTIONAL MONEY MARKET FUND	99FTFLSN1	Institutional MMF INST Class
INSTITUTIONAL MONEY MARKET FUND	99FTIMPD1	Institutional MMF Preferred Class
INSTITUTIONAL MONEY MARKET FUND	31678S880	Institutional MMF Preferred Class
INSTITUTIONAL MONEY MARKET FUND	99FTIMPN9	Institutional MMF Preferred Class
INSTITUTIONAL MONEY MARKET FUND	99FTIMSD8	Institutional MMF Select Class
INSTITUTIONAL MONEY MARKET FUND	31678S799	Institutional MMF Select Class
INSTITUTIONAL MONEY MARKET FUND	99FTIMMS1	Institutional MMF Select Class
INSTITUTIONAL MONEY MARKET FUND	99FTIMSN6	Institutional MMF Select Class
INSTITUTIONAL MONEY MARKET FUND	99FTIMTD7	Institutional MMF Trust Class
INSTITUTIONAL MONEY MARKET FUND	31678S807	Institutional MMF Trust Class
INSTITUTIONAL MONEY MARKET FUND	99FTIMTN5	Institutional MMF Trust Class
PRIME MONEY MARKET FUND	316786300	Prime Class A
PRIME MONEY MARKET FUND	99FTBPMA0	Prime Class A
PRIME MONEY MARKET FUND	316786441	Prime Class B
PRIME MONEY MARKET FUND	31678R312	Prime Class C
PRIME MONEY MARKET FUND	3509911A3	Prime Institutional Class
PRIME MONEY MARKET FUND	99FSQCPD6	Prime Institutional Class
PRIME MONEY MARKET FUND	316786409	Prime Institutional Class
PRIME MONEY MARKET FUND	233991108	Prime Institutional Class
PRIME MONEY MARKET FUND	898330204	Prime Institutional Class
PRIME MONEY MARKET FUND	99FSQCPI5	Prime Institutional Class
PRIME MONEY MARKET FUND	99FSQCPN4	Prime Institutional Class
U.S. TREASURY MONEY MARKET FUND	9992599C0	US Treasury Institutional Class
U.S. TREASURY MONEY MARKET FUND	99FSQTRD7	US Treasury Institutional Class
U.S. TREASURY MONEY MARKET FUND	316786508	US Treasury Institutional Class
U.S. TREASURY MONEY MARKET FUND	350993101	US Treasury Institutional Class
U.S. TREASURY MONEY MARKET FUND	995993102	US Treasury Institutional Class
U.S. TREASURY MONEY MARKET FUND	99FSQTRI6	US Treasury Institutional Class
U.S. TREASURY MONEY MARKET FUND	99FSQTRN5	US Treasury Institutional Class
U.S. TREASURY MONEY MARKET FUND	99FTFTRI6	US Treasury Institutional Class
U.S. TREASURY MONEY MARKET FUND	90FTTRPD7	US Treasury Preferred Class
U.S. TREASURY MONEY MARKET FUND	99FTTRPD8	US Treasury Preferred Class
U.S. TREASURY MONEY MARKET FUND	31678S831	US Treasury Preferred Class
U.S. TREASURY MONEY MARKET FUND	90FTTRPN5	US Treasury Preferred Class
U.S. TREASURY MONEY MARKET FUND	99FTTRPN6	US Treasury Preferred Class
U.S. TREASURY MONEY MARKET FUND	90FTTRSD4	US Treasury Select Class
U.S. TREASURY MONEY MARKET FUND	99FTTRSD5	US Treasury Select Class
U.S. TREASURY MONEY MARKET FUND	31678S823	US Treasury Select Class
U.S. TREASURY MONEY MARKET FUND	90FTTRSN2	US Treasury Select Class
U.S. TREASURY MONEY MARKET FUND	99FTTRSN3	US Treasury Select Class
U.S. TREASURY MONEY MARKET FUND	90FTTRTD3	US Treasury Trust Class
U.S. TREASURY MONEY MARKET FUND	99FTTRTD4	US Treasury Trust Class
U.S. TREASURY MONEY MARKET FUND	31678S849	US Treasury Trust Class
U.S. TREASURY MONEY MARKET FUND	90FTTRTN1	US Treasury Trust Class
U.S. TREASURY MONEY MARKET FUND	99FTTRTN2	US Treasury Trust Class